Avalo Therapeutics, Inc.

1500 Liberty Ridge Drive, Suite 321

Wayne, Pennsylvania 19087

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avalo Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-292614)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avalo Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-292614) (the “Registration Statement”), be accelerated by the Securities and Exchange Commission to 9:00 a.m. Eastern time, on January 20, 2026, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Jennifer Porter of Goodwin Procter LLP at (445) 207-7806 and that such effectiveness also be confirmed in writing.

Very truly yours,
Avalo Therapeutics, Inc.

By:	/s/ Christopher Sullivan
Name: Christopher Sullivan
Title: Chief Financial Officer

cc:	Rachael Bushey, Goodwin Procter LLP
Jennifer Porter, Goodwin Procter LLP
Jesse Fishman, Goodwin Procter LLP